                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                              (Amendment No. ____)



                            Capitol Federal Financial
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   14057C 10 6
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                                 (CUSIP Number)

                            James S. Fleischer, P.C.
                            Martin L. Meyrowitz, P.C.
                         Silver, Freedman & Taff, L.L.P.

                            1100 New York Ave., N.W.
                              7th Floor, East Tower
                             Washington, D.C. 20005
                                 (202) 414-6100
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 31, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Section 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                                  (Page 1 of 8)

                                  SCHEDULE 13D

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CUSIP No. 14057C 10 6
---------------------

1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Capitol Federal Savings Bank MHC
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     00
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ___ PURSUANT TO ITEM 2(d) OR 2(e)

     N/A
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF      7.   SOLE VOTING POWER
                         52,192,817
     SHARES         -----------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        0
                    -----------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         52,192,817
     EACH REPORTING -----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     52,192,817
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES                                      __

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.03%
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14.  TYPE OF REPORTING PERSON

     HC
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                                  (Page 2 of 8)

Item 1.  Security and Issuer
----------------------------

     This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Capitol Federal Financial, a federal stock corporation (the "Company"), whose principal executive offices are located at 700 Kansas Avenue, Topeka, Kansas 66603.


Item 2.  Identity and Background
--------------------------------

     (a)-(b)-(c) This Schedule 13D is filed on behalf of Capitol Federal Savings Bank, MHC, a federally chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majoirty of the Company's shares of Common Stock. The business address of the MHC is 700 Kansas Avenue, Topeka, Kansas 66603.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):


Name                   Occupation
----                   ----------

B.B. Andersen          Director; Retired real estate developer.

John B. Dicus          Director, President and Chief Operating Officer of Capitol Federal
                       Financial, Capitol Federal Savings Bank MHC and Capitol Federal Savings
                       Bank.

John C. Dicus          Chairman of the Board and Chief Executive Officer of Capitol Federal
                       Financial, Capitol Federal Savings Bank MHC and Capitol Federal Savings
                       Bank.

Robert B. Maupin       Director; Retired.

Carl W. Quarnstrom     Director; Partner of Shaw, Hergenreter, Quarnstrom & Kocher, L.L.P.,
                       law firm.

Frederick P. Reynolds  Director; Chairman of Sound Products, Inc.

Marilyn S. Ward        Director; Executive Director of ERC/Resource & Referral.

Stanley F. Mick        Executive Vice President and Chief Lending Officer of Capitol Federal
                       Savings Bank.

Neil F. M. McKay       Executive Vice President, Chief Financial Officer and Treasurer of
                       Capitol Federal Financial, Capitol Federal Savings Bank MHC and Capitol
                       Federal Savings Bank.

Larry K. Brubaker      Executive Vice President for Corporate Services of Capitol Federal
                       Savings Bank.

R. Joe Aleshire        Executive Vice President for Retail Operations of Capitol Federal
                       Savings Bank.

Kent G. Townsend       First Vice President and Controller of Capitol Federal Financial,
                       Capitol Federal Savings Bank MHC and Capitol Federal Savings Bank.


                                  (Page 3 of 8)

     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     On March 31, 1999, the Company was formed for the purpose of becoming the stock holding company of Capitol Federal Savings Bank, a federally chartered savings bank located in Topeka, Kansas (the "Bank"), and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Plan of Reorganization and Stock Issuance Plan ("Plan of Reorganization"), effective March 31, 1999, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On March 31, 1999, 52,192,817 shares of Common Stock were issued to the MHC at no cost to the MHC. In addition, on March 31, 1999, certain Insiders purchased shares of Common Stock using their personal funds. All shares purchased by Insiders were purchased at a price of $10.00 per share.

Item 4.  Purpose of Transaction
-------------------------------

     The primary purpose of the Mutual Holding Company Reorganization was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings institution. The transaction also gives the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversify into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any

                                  (Page 4 of 8)
other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) As of March 31, 1999, the MHC directly and beneficially owned 52,192,817 shares of the Company's Common Stock, which represented 57.03% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of March 31, 1999. All of such shares were purchased by the Insiders in the subscription offering conducted by the Company in accordance with the Plan of Reorganization:


                                           No. of
                                           Shares
                                        Beneficially   % of Outstanding
             Name                          Owned         Common Stock
        --------------------            ------------   ----------------

        B.B. Andersen(1)                   52,306           .14%
        John B. Dicus(2)                   50,300           .13%
        John C. Dicus(3)                   52,500           .14%
        Robert B. Maupin(4)                53,600           .14%
        Carl W. Quarnstrom(5)              10,000           .03%
        Frederick P. Reynolds(6)           50,000           .13%
        Marilyn S. Ward                    10,000           .03%
        Stanley F. Mick                    10,000           .03%
        Neil F.M. McKay                     5,000           .01%
        Larry K. Brubaker(7)               20,666           .05%
        R. Joe Aleshire(8)                 25,000           .07%
        Kent G. Townsend(9)                   275           .00%

                                 (Page 5 of 8)

______________

(1) Mr. Andersen shares voting and dispositive power for 50,000 shares with his spouse.

(2) Mr. John B. Dicus shares voting and dispositive power for 40,300 shares with his spouse.

(3) Mr. John C. Dicus shares voting and dispositive power for 2,500 shares with his spouse.

(4) Mr. Maupin shares voting and dispositive power for 3,500 shares with his spouse.

(5) Mr. Quarnstrom shares voting and dispositive power for 4,500 shares with his spouse.

(6) Mr. Reynolds shares voting and dispositive power for 25,000 shares with his spouse.

(7) Mr. Brubaker shares voting and dispositive power for 2,201 shares with his spouse. Mr. Brubaker shares voting and dispositive power for 15,127 shares which are held by the Brubaker Family Trust.

(8) Mr. Aleshire shares voting and dispositive power for 18,025 shares with his spouse.

(9) Mr. Townsend shares voting and dispositive power for 250 shares with his spouse.


     (b)  The MHC  has  sole  voting  power  over  52,192,817  shares  and  sole dispositive power over 52,192,817 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discused in the footnotes to Item 5(a).

     (c) Other than the issuance to the MHC of the 52,192,817 shares of the Company's Common Stock and the purchase by the Insiders of the shares of Common Stock listed in Item 5(a) above, neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days. For information with respect to such issuance, see Item 3 above.

     (d) Not applicable.

     (e) Not applicable.


                                  (Page 6 of 8)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.


Item 7.  Material to Be Filed as Exhibits
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     None.

                                  (Page 7 of 8)

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 CAPITOL FEDERAL SAVINGS BANK MHC


                                 By:  /s/ John B. Dicus
                                     ----------------------------------------
                                     John B. Dicus,
                                     as President and Chief Operating Officer


                                  (Page 8 of 8)